# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Newbridge Acquisition Ltd, CIK 0001918414
CUSIP: G6464L102
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: Unit B 17/F, Success Commercial Building, 245-25, Hennessy Road, Wanchai, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 02/02/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001918416

## Reporting persons
- Wealth Path Holdings Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,225,000; shared voting power 0; sole dispositive power 1,225,000; shared dispositive power 0; aggregate amount beneficially owned 1,225,000 (16.23% of the class)
  Comment: 1,225,000 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consist of (1) 186,250 Class A ordinary shares, no par value ("Class A Ordinary Shares") and (2) 1,038,750 Class B ordinary shares, no par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 186,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated January 29, 2026, by and between Wealth Path Holdings Limited (the "Sponsor") and the Issuer. Each unit consists of one Class A Ordinary Share and one right to receive one-eighth (1/8) of one Class A Ordinary Share upon the consummation of an initial business combination. Excludes the 23,281 Class A Ordinary Shares issuable upon conversion of rights that comprise the units. The percentage in Row 11 is based on 7,546,250 Ordinary Shares, including 6,108,750 Class A Ordinary Shares and 1,437,500 Class B Ordinary Shares issued and outstanding as of February 12, 2026.
- Yongsheng Liu: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 288,750; shared voting power 1,225,000; sole dispositive power 288,750; shared dispositive power 1,225,000; aggregate amount beneficially owned 1,513,750 (20.06% of the class)
  Comment: 1,513,750 Ordinary Shares reported in Items 5, 7 and 9 consist of (1) 186,250 Class A Ordinary Shares and (2) 1,327,500 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 186,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated January 29, 2026, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one right to receive one-eighth (1/8) of one Class A Ordinary Share upon the consummation of an initial business combination. Excludes the 23,281 Class A Ordinary Shares issuable upon conversion of rights that comprise the units. The percentage in Row 11 is based on 7,546,250 Ordinary Shares, including 6,108,750 Class A Ordinary Shares underlying the units and 1,437,500 Class B Ordinary Shares issued and outstanding as of February 12, 2026. Yongsheng Liu has shared voting and dispositive power over the securities held of record by the Sponsor. 288,750 Class B ordinary shares are held by Index Capital Management Limited, which is owned and controlled by Yongsheng Liu. Mr. Liu disclaims any beneficial ownership of the securities held by the Sponsor and Index Capital Management Limited, except to the extent of his pecuniary interest therein.
- Jining Li: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 1,225,000; sole dispositive power 0; shared dispositive power 1,225,000; aggregate amount beneficially owned 1,225,000 (16.23% of the class)
  Comment: 1,225,000 Ordinary Shares reported in Items 5, 7 and 9 consist of (1) 186,250 Class A Ordinary Shares and (2) 1,038,750 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 186,250 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated January 29, 2026, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one right to receive one-eighth (1/8) of one Class A Ordinary Share upon the consummation of an initial business combination. Excludes the 23,281 Class A Ordinary Shares issuable upon conversion of rights that comprise the units. The percentage in Row 11 is based on 7,546,250 Ordinary Shares, including 6,108,750 Class A Ordinary Shares underlying the units and 1,437,500Class B Ordinary Shares issued and outstanding as of February 12, 2026. Jining Li has shared voting and dispositive power over the securities held of record by the Sponsor. Mr. Li disclaims any beneficial ownership of the securities held by the Sponsor, except to the extent of his pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Newbridge Acquisition Ltd
Address of issuer's principal executive offices: Unit B 17/F, Success Commercial Building, 245-25, Hennessy Road, Wanchai, Hong Kong

## Item 2. Person Filing
Name of person filing:
(i) Wealth Path Holdings Limited (the "Sponsor"),

(ii) Yongsheng Liu and

(iii) Jining Li.

The Sponsor, Yongsheng Liu and Jining Li have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor, Yongsheng Liu and Jining Li have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor, Yongsheng Liu and Jining Li are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: c/o Newbridge Acquisition Limited, Unit B 17/F, Success Commercial Building, 245-25, Hennessy Road, Wanchai, Hong Kong
Citizenship:
(i) Wealth Path Holdings Limited - British Virgin Islands

(ii) Yongsheng Liu - Canada

(iii) Jining Li - Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Wealth Path Holdings Limited - 1,225,000 Ordinary Shares, consisting of (1) 186,250 Class A Ordinary Shares and (2) 1,038,750 Class B Ordinary Shares

Yongsheng Liu - 1,513,750 Ordinary Shares, consisting of (1) 186,250 Class A Ordinary Shares and (2) 1,327,500 Class B Ordinary Shares

Jining Li - 1,225,000 Ordinary Shares, consisting of (1) 186,250 Class A Ordinary Shares and (2) 1,038,750 Class B Ordinary Shares

Excludes the 23,281 Class A Ordinary Shares issuable upon conversion of rights that comprise the units.

Yongsheng Liu and Jining Li share voting and dispositive power over the securities held of record by the Sponsor. Each of Mr. Liu and Mr. Li disclaims any beneficial ownership of the securities held by the Sponsor, except to the extent of his pecuniary interest therein.
Percent of class:
Wealth Path Holdings Limited - 16.23%

Yongsheng Liu - 20.06%

Jining Li - 16.23%

(based on 7,546,250 Ordinary Shares outstanding as of February 12, 2026).
Sole power to vote or to direct the vote:
Wealth Path Holdings Limited - 1,225,000 Ordinary Shares

Yongsheng Liu - 288,750 Ordinary Shares
Shared power to vote or to direct the vote:
Yongsheng Liu - 1,225,000 Ordinary Shares

Jining Li - 1,225,000 Ordinary Shares
Sole power to dispose or to direct the disposition:
Wealth Path Holdings Limited - 1,225,000 Ordinary Shares

Yongsheng Liu - 288,750 Ordinary Shares
Shared power to dispose or to direct the disposition:
Yongsheng Liu - 1,225,000 Ordinary Shares

Jining Li - 1,225,000 Ordinary Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Wealth Path Holdings Limited: /s/ Yongsheng Liu, Yongsheng Liu/Director (02/12/2026)
- Yongsheng Liu: /s/ Yongsheng Liu, Yongsheng Liu (02/12/2026)
- Jining Li: /s/ Jining Li, Jining Li (02/12/2026)
Comment: Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)